July 7, 2006

James C. Ackerly
President
Splinternet Holdings, Inc.
535 Connecticut Avenue
Norwalk, Connecticut 06854

Re: **Splinternet Holdings, Inc.**
Registration Statement on Form SB-2
Filed on June 30, 2006
File No. 333-134658

Dear Mr. Ackerly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to Comment 2. Please provide us with a more detailed analysis whereby you determined that the reclassification you describe is exempt from registration under Section 3(a)(9) of the Securities Act of 1933. We note, for example that Splinternet Holdings and Splinternet Communications, Inc. appear to be two different issuers, and that the security holders of Splinternet Communications, Inc. were not the existing security holders of Splinternet Holdings at the time of the exchange.

Management's Discussion and Analysis – page 6

2. Please expand the overview to address how you have historically generated
   revenues and how you anticipate generating revenues in the future. In particular,
   please clarify why you are "at a point of significant change in [your] business
   development."

3. We note your response to Comment 33, but aside from the statement in the
   summary that "all revenue-producing customers are wholesale customers, as our
   retail subscribers are non-revenue producing test users so far" are unable to
   determine where you have made the requested revisions to MD&A. Please advise
   or revise.

4. We note your response to Comment 37, and the addition of the words "which is
   related to the use of our services" in your discussion of cost of sales. Please revise
   to more fully explain how and why the increased sale of hardware related to your
   services led to an increased cost of sales of 832% over the prior year.

Operating Revenues – page 7

5. We have reviewed your revisions relating to prior comments 35 and 36. Please
   clarify whether the other existing customers referenced in your disclosure are
   customers for your primary services or for hosting and switching only. Also,
   since Contelca represented 90% of your revenues in 2005, clarify whether
   revenues expected to be generated by the other existing customers are expected to
   increase significantly or remain at the same level as in 2005.

Risk Factors – page 9

6. We note your response to Comment 15. The discussion of the impact of the loss
   of your largest customer should be discussed in a separate risk factor. In addition,
   to the extent that the recently reorganized customer is not expected to generate an
   equivalent amount of revenues as in 2005, please consider providing appropriate
   disclosure.

The existence of outstanding warrants may harm our ability to obtain additional financing
and their exercise will result in dilution to your interests. – page 16

7. We note your response to Comment 19, and the related disclosure under Item 26,
   Recent Sales of Unregistered Securities. The disclosure appears to vary with
   respect to the conversion of the warrants issued from September through October
   2005 insofar as disclosure under Recent Sales indicates that some of the warrants
   have already been converted into common shares. Please revise to address the
   apparent discrepancy, or advise us why no revision is needed.

Business – page 28

8. We note your response to Comment 28, but are unable to determine where you made the requested revision. Please advise or revise.

Item 26—Recent Sales of Unregistered Securities

9. We note your response to Comment 42, and the revised disclosure under Item 26. Please advise us with respect to the apparent discrepancy between your statement that Splinternet Communications sold 24,000 shares of common stock in a private placement from November 15, 2005 through March 15, 2006, and the statement later in the paragraph that "Richard Rankin purchased 175,000 of his shares of Common Stock in the Private Placement."

Exhibit 5.1—Opinion of Feldman Weinstein LLP

10. We note your responses to Comments 44 and 45, but are unable to determine where you made the requested changes. Please advise or revise.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Demarest, Accountant, at (202) 551-3432 or Daniel Gordon, Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or the undersigned at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Jamie Bogart, Esq. (*via facsimile*)
        Feldman Weinstein LLP

James C. Ackerly
Splinternet Holdings, Inc.
July 7, 2006
Page 4